Duane Reade

440 Ninth Avenue

New York, New York 10001

November 4, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Duane Reade Inc. and Duane Reade

Duane Reade Holdings, Inc., Duane Reade International, LLC

Duane Reade Realty, Inc., DRI I Inc.

Registration Statements on Form S-4 (File No. 333-162549, 333-162549-05, 04, 03, 02, 01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Duane Reade Inc., a Delaware corporation (the “Company”), and Duane Reade, a New York general partnership (“Duane Reade GP” and, together with the Company, the “Issuers”), and the parent of the Company, Duane Reade Holdings, Inc., a Delaware corporation (“Holdings”), DRI I Inc., a Delaware corporation (“DRI”), Duane Reade International, LLC, a Delaware limited liability company (“DR International”), and Duane Reade Realty, Inc., a Delaware corporation (“DR Realty” and, together with the Issuers, Holdings, DRI and DR International, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statements on Form S-4 (the “Registration Statements”) be accelerated to 9:00 A.M., New York City time, on November 6, 2009, or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) or Stanislav Grigoryev (212-373-3181) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

DUANE READE INC.

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Senior Vice President and Chief Financial Officer

DUANE READE

By:	Duane Reade Inc., a General Partner

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Senior Vice President and Chief Financial Officer

By:	DRI I Inc., a General Partner

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Treasurer

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DUANE READE HOLDINGS, INC.

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Senior Vice President and Chief Financial Officer

DRI I INC.

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Treasurer

DUANE READE REALTY, INC.

By:	/s/ John K. Henry
Name:	John K. Henry
Title:	Treasurer

DUANE READE INTERNATIONAL, LLC

By:	/s/ Phillip A. Bradley
Name:	Phillip A. Bradley
Title:	Manager

cc:	Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP